                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           AMERICAN HOMEPATIENT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  026649-10-3
                                 (CUSIP Number)
                                Allan C. Silber
                              Counsel Corporation
                           Exchange Tower, Suite 1300
                    P. O. Box 435, Two First Canadian Place
                            Toronto, Ontario Canada
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notice and Communications)

                                  May 24, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  255105-10-8                   13D
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

            COUNSEL CORPORATION
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

            N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

            ONTARIO, CANADA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                          2,515,750 (SEE ITEM 5)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         2,515,750 (SEE ITEM 5)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,515,750 SHARES OF COMMON STOCK (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

            26.6% (SEE ITEM 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

            CO
          ---------------------------------------------------------------------

CUSIP No. 255105-10-8                    13D
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

            ALLAN C. SILBER
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

            N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

            CANADA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                         102,000 (SEE ITEM 5)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0- (SEE ITEM 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        102,000 (SEE ITEM 5)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     -0- (SEE ITEM 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          102,000 SHARES OF COMMON STOCK (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF COUNSEL CORPORATION'S HOLDINGS, AS DISCUSSED IN ITEM 5(A)
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          1.1% (SEE ITEM 5)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

          IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

         This second amendment to Schedule 13D (this "Second Amendment") amends an initial statement on Schedule 13D filed by reporting persons on February 7, 1994, as amended by Amendment No. 1 to Schedule 13D, dated October 3, 1995, with respect to the common stock of American HomePatient, Inc. (the "Issuer"). The reporting persons named below are hereby jointly filing this statement pursuant to Exchange Act Rule 13d-1(f)(1).

         Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Second Amendment restates the entire text of the Schedule 13D.

Item 1.  Security and Issuer.

         This statement relates to the common stock of American HomePatient, Inc., a Delaware corporation, whose principal executive offices are located at: Suite 400, 5200 Maryland Way, Brentwood, Tennessee 37027.

Item 2.  Identity and Background.

         (a) The reporting persons are Counsel Corporation, an Ontario, Canada corporation, and Allan C. Silber. The directors and executive officers of Counsel Corporation as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

         (b) The principal business address of both Counsel Corporation and Allan Silber is: Exchange Tower, Suite 1300, P.O. Box 435,
                 Two First Canadian Place, Toronto, Ontario, Canada M5X 1E3. The principal business address of each of the directors and executive officers of Counsel Corporation is set forth on Schedule A attached hereto and incorporated herein by reference.

         (c) Counsel Corporation's principal business is the management of healthcare assets. Mr. Silber is the Chairman and Chief Executive Officer of Counsel Corporation and a director of the Issuer. The principal occupation of each director and executive officer of Counsel Corporation, including the principal business and address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and incorporated herein by reference.

         (d) During the last five years, neither Counsel Corporation nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Counsel Corporation nor Mr. Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Silber is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transactions.

         Shares of the Issuer's common stock that are presently beneficially owned by Counsel Corporation and Mr. Silber were acquired and are currently being held for investment purposes. Counsel Corporation and Mr. Silber may acquire additional shares in the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions under federal and state securities laws, Counsel Corporation and Mr. Silber may attempt to dispose of the shares owned by them in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, neither Counsel Corporation nor Mr. Silber has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on May 29, 1996, Counsel Corporation beneficially owns in the aggregate 2,515,750 shares of the Issuer's common stock, and Mr. Silber beneficially owns in the aggregate 102,000 shares of the Issuer's common stock, constituting 26.6% and 1.1%, respectively, of the outstanding shares of the Issuer's common stock, based upon 9,466,473 shares outstanding (the number of shares outstanding as reported in a registration statement on Form S-3 filed with the SEC on May 17, 1996 (Registration No. 333-3964), plus 150,000 shares issued as a result of an over-allotment option, described therein).

                 Counsel Corporation, by virtue of being the indirect sole shareholder of the corporation in the name of which the shares of the Issuer are held, has indirect beneficial ownership of the 2,515,750 shares. Mr. Silber has direct beneficial ownership of 102,000 shares of the Issuer's stock, which number represents 102,000 shares of the Issuer's common stock subject to options granted to Mr. Silber.

                 Mr. Silber is a director of Counsel Corporation and a shareholder who beneficially owns or controls approximately 25% of the common shares of Counsel Corporation. Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by Counsel Corporation.

         (b) Counsel Corporation, due to the relationship described above, and Mr. Silber have the sole power to direct the vote and disposition of their beneficially owned shares. The responses of Counsel Corporation and Mr. Silber to Items (7) through (10) of the cover page of this Second Amendment are incorporated herein by reference.

         (c) Counsel Corporation sold 500,000 and 150,000 shares of the Issuer's common stock on May 24, 1996, and May 29, 1996, respectively, to underwriters in connection with a public offering. A registration statement on Form S-3 with respect to the offering was filed with the SEC on May 17, 1996 (Registration No. 333-3964).

                 Other than as disclosed in this Item 5(c), none of the reporting persons named in Item 5(a) has effected any transaction in the Issuer's common stock in the past 60 days.

         (d)     Not Applicable.

         (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                 None.

Item 7.          Materials to be Filed as Exhibits.

                 None.

                                   SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 4, 1996
                                          COUNSEL CORPORATION



                                          By:   /s/ Allan C. Silber
                                               ---------------------------------
                                               Allan C. Silber
                                               Chairman of the Board and
                                                  Chief Executive Officer

                                   SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 4, 1996


                                                /s/ Allan C. Silber
                                               ---------------------------------
                                               Allan C. Silber, Individually

                                   SCHEDULE A
                                TO SCHEDULE 13D

Board of Directors of Counsel Corporation:

                Name                                Address
- ----------------------------------         ------------------------
Paul Godfrey                               333 King Street East
President & C.E.O.                         Toronto, ON M5A 3X5
Toronto Sun Publishing Corp.

Norman Hill                                250 Sheppard Avenue East
President                                  Suite 300
Norman Hill Realty Inc.                    Toronto, ON M2N 3A9

Ajit Hutheesing                            300 First Stamford Place
Chairman & Managing Partner                Stamford, CT 06902
International Capital Partners Inc.        U.S.A.

Morris Perlis                              Exchange Tower
President                                  Suite 1300, P. O. Box 435
Counsel Corporation                        2 First Canadian Place
                                           Toronto, ON M5X 1E3

Philip Reichmann                           P. O. Box 20, 28th Floor
President                                  2 First Canadian Place
O&Y Properties Inc.                        Toronto, ON M5Y 1B5

Allan C. Silber                            Exchange Tower
Chairman & C.E.O.                          Suite 1300, P. O. Box 435
Counsel Corporation                        2 First Canadian Place
                                           Toronto, ON M5X 1E3

Edward Sonshine, Q.C.                      Exchange Tower
Vice-Chairman                              Suite 1300, P. O. Box 435
Counsel Corporation                        2 First Canadian Place
                                           Toronto, ON M5X 1E3

Gerald Turner                              Administration
President Emeritus                         600 University Avenue
Mt. Sinai Hospital                         Suite 338
                                           Toronto, ON M5G 1X5

Officers of Counsel Corporation:

                Name                                Address
- ----------------------------------         ------------------------
Allan C. Silber                            Exchange Tower
Chairman of the Board and Chief            Suite 1300, P. O. Box 435
Executive Officer                          2 First Canadian Place
                                           Toronto, ON M5X 1E3

Edward Sonshine, Q.C.                      Exchange Tower
Vice-Chairman                              Suite 1300, P. O. Box 435
                                           2 First Canadian Place
                                           Toronto, ON M5X 1E3

Morris Perlis                              Exchange Tower
President                                  Suite 1300, P. O. Box 435
                                           2 First Canadian Place
                                           Toronto, ON M5X 1E3

Curtis Johnson                             Exchange Tower
Vice-President and                         Suite 1300, P.O. Box 435
U.S. Counsel                               2 First Canadian Place
                                           Toronto, ON M5X 1E3

Stephen Weintraub                          Exchange Tower
Senior Vice-President and                  Suite 1300, P. O. Box 435
Secretary                                  2 First Canadian Place
                                           Toronto, ON M5X 1E3

Alan Winer                                 Exchange Tower
Vice-President                             Suite 1300, P. O. Box 435
                                           2 First Canadian Place
                                           Toronto, ON M5X 1E3

Howard Wortzman                            Exchange Tower
Vice-President,                            Suite 1300, P. O. Box 435
Financial Reporting                        2 First Canadian Place
                                           Toronto, ON M5X 1E3